[LOGO OMITTED]   Koor Industries Ltd.

KOOR INDUSTRIES COMPLETES SALE OF 39% OF TELRAD NETWORKS TO FORTISSIMO CAPITAL FUND, HARBOURVEST INTERNATIONAL PRIVATE EQUITY PARTNERS AND POALIM VENTURES

ROSH HA'AYIN, Israel - June 22, 2005 - Koor Industries Ltd. (NYSE: KOR), ("Koor"), a leading Israeli investment holding company, announced today that it has completed the sale of 39% of its holdings in Telrad Networks Ltd. ("Telrad") to a group of investors led by Fortissimo Capital Fund for $16.75 million. International private equity fund HarbourVest International Private Equity Partners and Israeli based Poalim Ventures joined Fortissimo Capital in this investment.

In November 2004 Koor received $10.5 million on account of the first stage of the transaction. This previous amount was extended as a note to Telrad by Koor.

As a result of the accelerated reorganization measures implemented at Telrad during the past few months, the terms of the second closing were changed. Koor received $6.25 million as part of the second closing, and, as opposed to the first stage where Koor extended the $10.5 million proceeds as a note to Telrad, these proceeds will be retained by Koor. Koor was also relieved from certain contractual indemnifications.

Jonathan Kolber, Chief Executive Officer of Koor Industries said: "We are very excited that HarbourVest and Poalim Ventures have decided to join Fortissimo Capital in its flagship investment in Telrad Networks. We believe that this investment, by such leading funds, further supports the bold measures taken in recent months, and that together we will be able to continue to build Telrad into a leading telecom solutions provider".

Yuval Cohen, Founder and Managing Partner of Fortissimo Capital stated: "Since we made our investment in Telrad, we have been focusing on both achieving profitability in the short term and building sustainable growth engines for the long term. Telrad is now on track to turn profitable by year end. We are confident in Telrad's abilities and look forward to working with our new investors to ensure its success."

Alex Rogers, Vice-President, HarbourVest Partners: "As long-standing investors in Israeli technology companies, we are very pleased to join Fortissimo, Koor, and Poalim Ventures in supporting Telrad Networks. We believe that Telrad's recent, impressive performance is only the beginning of its continued evolution into a global, Tier 1 telecommunications supplier".

Eran Gersht, Managing Director, Poalim Ventures "We pride ourselves in identifying unique and different investment opportunities and Telrad, in its many years of operation, has accumulated substantial knowledge, experience and abilities in the telecom space. We believe that Telrad has the true potential and resources to become a leading developer and provider of advanced telecom solutions"

About Koor Industries
Koor Industries is a leading investment holding company, focusing on high-growth, internationally-oriented, Israeli companies. Koor actively invests in telecommunications through its holdings in ECI Telecom (NASDAQ: ECIL), Telrad Networks and ECtel (NASDAQ: ECTX); in agrochemicals through Makhteshim Agan Industries (TASE: MAIN); in defense electronics through the Elisra Defense

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Group, Tadiran Communications (TASE: TDCM), Elbit Systems (NASDAQ: ESLT); and in
promising start-ups through Koor Corporate Venture Capital. Koor's ADSs
(American Depositary Shares) are traded on the New York Stock Exchange (NYSE:
KOR) and Koor's ordinary shares are traded on the Tel Aviv Stock Exchange (TASE:
KOR). For additional information on Koor please access our website www.koor.com.
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About Fortissimo Capital
Fortissimo Capital is a private equity fund investing in public and private technology companies at inflection points, contributing expertise with the substantial experience of its principals and its network of resources.
Fortissimo is backed by 15 financial institutions including insurance companies, banks and pension funds. To learn more about Fortissimo visit www.FFCapital.com.
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About HarbourVest International Private Equity Partners
HarbourVest Partners, LLC is an independent global private equity investment firm and registered investment advisor, providing vehicles for institutional investors to invest in the venture capital and buyout markets in the U.S., Europe, and elsewhere through primary partnerships, secondary purchases, and direct investments. HarbourVest and its subsidiaries have 125 employees, including 53 investment professionals, deployed in Boston, London, and Hong
Kong. In over 20 years investing limited partners' capital, the team has committed more than $9.8 billion to newly formed funds, representing relationships with 200 private equity managers. The team has also completed over $2.8 billion in purchases of 400 secondary partnership interests, and invested $2.1 billion directly in operating companies. The firm's clients include over 200 pension funds, endowments, foundations, and financial institutions throughout the U.S., Canada, Europe, Australia, and Japan. To learn more about HarbourVest visit www.harbourvest.com.
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About Poalim Ventures
With more than $300 million of venture capital under direct and co-management, including the management of all technology and venture capital holdings of Bank Hapoalim, Poalim Ventures is a leading Israeli venture capital group. Its portfolio includes Israeli and Israeli-related high-technology companies, ranging from start-ups to pre-public mature companies operating mainly in the enterprise software, communications, and semiconductors fields. Being involved in the Israeli high-tech industry since 1993, Poalim Ventures is one of the most veteran funds in the Israeli market and enjoys the rich experience and reputation of its management team. Poalim Ventures is a part of Poalim Capital Markets Group, the investment-banking arm of Bank Hapoalim. The fund's portfolio includes success stories such as PowerDsine (Nasdaq: PDSN) and Appilog (sold to Mercury Interactive) and other leading companies such as Cyota, Chirao, Discretix, MobileAccess and Red Bend.
For more information about Poalim Ventures- www.poalimcm.com.
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About Telrad Networks
Telrad Networks is a provider of cutting-edge telecommunications solutions compliant with the highest standards in a wide range of areas. For the past 25 years the company has developed products for Nortel Networks and other leading telecom equipment manufacturers. Telrad Networks also markets and sells telecom solutions products to emerging markets. To learn more about Telrad visit www.telrad.co.il
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For further information, please contact:
Yuval Yanai - Senior Vice President and CFO, Koor Industries
Tel. +9723 9008 310
or
Fiona Darmon - Director of Corporate Communications, Koor Industries

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Tel. +9723 9008 417